10 October 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 137,801 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1476.2502 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 91,356,547 ordinary shares in treasury, and has 1,086,370,449 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 27,476,767 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 122,701 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.3841 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 81,826,595 ordinary shares in treasury, and has 967,820,613 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 24,713,201 shares.